As filed with the Securities and Exchange Commission on February 21, 2020

Securities Act File No. 002-28157

Investment Company Act File No. 811-01596

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 78	☒

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 56	☒

FPA CAPITAL FUND, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

11601 WILSHIRE BLVD., SUITE 1200

LOS ANGELES, CALIFORNIA 90025

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(310) 473-0225

(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

J. RICHARD ATWOOD, PRESIDENT

FPA CAPITAL FUND, INC.

11601 WILSHIRE BLVD., SUITE 1200

LOS ANGELES, CALIFORNIA 90025

(NAME AND ADDRESS OF AGENT FOR SERVICE)

COPY TO:

MARK D. PERLOW, ESQ.

DECHERT LLP

ONE BUSH STREET

SUITE 1600

SAN FRANCISCO, CA 94104

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement

It is proposed that this filing will become effective (check appropriate box)

☒                                  immediately upon filing pursuant to paragraph (b)

☐                                    60 days after filing pursuant to paragraph (a)(1)

☐                                    on [    ] pursuant to paragraph (a)(1)

☐                                    75 days after filing pursuant to paragraph (a)(2)

☐                                    on               pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

☐                                    this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities being Registered:  Common Stock, $0.01 Par Value

Explanatory Note:

This Post-Effective Amendment No. 78 to the Registration Statement of FPA Capital Fund consists of the following:

1.              Facing Sheet of the Registration Statement

2.              Part C to the Registration Statement

3.              Exhibit (j)(1) to Item 28 to the Registration Statement

4.              Exhibit (p) to Item 28 to the Registration Statement

This Post-Effective Amendment is being filed solely to file the conformed copy of Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP, for FPA Capital Fund (Exhibit (j)(1) to Item 28) and the Code of Ethics of First Pacific Advisors, LP and Registrant (Exhibit (p) to Item 28) of this Registration Statement on Form N-1A (“Registration Statement”).

Part A and B of Post-Effective Amendment No. 76 to the Registration Statement filed on July 29, 2019, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), as amended or supplemented to date pursuant to Rule 497 under the 1933 Act, are incorporated by reference herein.

PART C

OTHER INFORMATION

Item 28.  Exhibits

(a)

Articles of Incorporation were filed as Exhibit (a) to Post-Effective Amendment No. 47 of Registrant’s Registration Statement on Form N-1A filed on June 3, 1999 and is incorporated herein by reference.

(b)

By-Laws, as amended February 14, 1994 were filed as Exhibit (b) to Post-Effective Amendment No. 47 of Registrant’s Registration Statement on Form N-1A filed on June 3, 1999 and is incorporated herein by reference.

(b)(1)

Amendment to Article II, Section 7, of the By-Laws, effective February 6, 2006 was filed as Exhibit (b)(1) to Post-Effective Amendment No. 55 of Registrant’s Registration Statement on Form N-1A filed on August 1, 2006 and is incorporated herein by reference.

(b)(2)

Amendment to Article II, Section 7, of the By-Laws, effective August 7, 2006 was filed as Exhibit (b)(2) to Post-Effective Amendment No. 56 of Registrant’s Registration Statement on Form N-1A filed on August 1, 2007 and is incorporated herein by reference.

(c)

Specimen Common Stock Certificate was filed as Exhibit (c) to Post-Effective Amendment No. 47 of Registrant’s Registration Statement on Form N-1A filed on June 3, 1999 and is incorporated herein by reference.

(d)

Investment Advisory Agreement between Registrant and First Pacific Advisors, LLC (now, First Pacific Advisors, LP) was filed as Exhibit (d) to Post-Effective Amendment No. 56 of Registrant’s Registration Statement on Form N-1A filed on August 1, 2007 and is incorporated herein by reference.

(e)(1)

Distribution Agreement between Registrant and UMB Distribution Services, LLC was filed as Exhibit (e)(1) to Post-Effective Amendment No. 63 of Registrant’s Registration Statement on Form N-1A filed on May 30, 2013 and is incorporated herein by reference.

(e)(2)

Specimen Dealer Assistant Agreement for the Sale of Shares of FPA Funds was filed as Exhibit (e)(2) to Post-Effective Amendment No. 63 of Registrant’s Registration Statement on Form N-1A filed on May 30, 2013 and is incorporated herein by reference.

(g)(1)

Custodian Contract between Registrant and State Street Bank and Trust Company was filed as Exhibit (g)(1) to Post-Effective Amendment No. 47 of Registrant’s Registration Statement on Form N-1A filed on June 3, 1999 and is incorporated herein by reference.

(g)(2)	Custodian Fee Schedule was filed as Exhibit (g)(2) to Post-Effective Amendment No. 47 of Registrant’s Registration Statement on Form N-1A filed on June 3, 1999 and is incorporated herein by reference.

(g)(3)

Amendment to the Custodian Contract was filed as Exhibit (g)(3) to Post-Effective Amendment No. 47 of Registrant’s Registration Statement on Form N-1A filed on June 3, 1999 and is incorporated herein by reference.

(g)(4)

Custodian Fee Schedule Addendum for GNMA Securities Traded through Participants Trust Company was filed as Exhibit (g)(4) to Post-Effective Amendment No. 47 of Registrant’s Registration Statement on Form N-1A filed on June 3, 1999 and is incorporated herein by reference.

(g)(5)

Amendment to the Custodian Contract was filed as Exhibit 8.5 to Post-Effective Amendment No. 44 of Registrant’s Registration Statement on Form N-1A filed on August 1, 1996 and is incorporated herein by reference.

(g)(6)

Amendment to the Custodian Contract was filed as Exhibit 8.6 to Post-Effective Amendment No. 46 of Registrant’s Registration Statement on Form N-1A filed on July 31, 1998 and is incorporated herein by reference.

(g)(7)

Amendment to the Custodian Contract was filed as Exhibit (g)(7) to Post-Effective Amendment No. 51 of Registrant’s Registration Statement on Form N-1A filed on May 31, 2002 and is incorporated herein by reference.

(h)(1)

Agreement and Articles of Merger dated September 20, 1993 was filed as Exhibit (h)(1) to Post-Effective Amendment No. 47 of Registrant’s Registration Statement on Form N-1A filed on June 3, 1999 and is incorporated herein by reference.

(h)(2)

Transfer Agency Agreement between UMB Fund Services, Inc. and the Registrant was filed as Exhibit (h)(2) to Post-Effective Amendment No. 63 of Registrant’s Registration Statement on Form N-1A filed on May 30, 2013 and is incorporated herein by reference.

(h)(3)

UMB Fund Services, Inc. Retirement Plan Agreement was filed as Exhibit (h)(3) to Post-Effective Amendment No. 63 of Registrant’s Registration Statement on Form N-1A filed on May 30, 2013 and is incorporated herein by reference.

(h)(4)

Administration Agreement between Registrant and State Street Bank and Trust Company was filed as Exhibit (h)(4) to Post-Effective Amendment No. 68 of Registrant’s Registration Statement on Form N-1A filed on July 29, 2015 and is incorporated herein by reference.

(i)(1)

Opinion and Consent of Counsel with respect to legality of shares was filed as Exhibit (i)(1) to Post-Effective Amendment No. 48 of Registrant’s Registration Statement on Form N-1A filed on August 2, 1999 and is incorporated herein by reference.

(i)(2)	Consent of Counsel was filed as Exhibit (i)(2) to Post-Effective Amendment No. 76 of Registrant’s Registration Statement on Form N-1A filed on July 29, 2019 and is incorporated herein by reference.

(j)(1)	Consent of Independent Registered Public Accounting Firm is filed herewith.

(j)(2)

Consent of Independent Registered Public Accounting Firm was filed as Exhibit (j)(2) to Post-Effective Amendment No. 76 of Registrant’s Registration Statement on Form N-1A filed on July 29, 2019 and is incorporated herein by reference.

(k)	Not applicable.

(l)	Not applicable.

(m)	Not applicable.

(n)	Not applicable.

(o)	Reserved.

(p)	Code of Ethics of First Pacific Advisors, LP and Registrant is filed herewith.

(q)	Powers of Attorney were filed as Exhibit (q) to Post-Effective Amendment No. 72 of Registrant’s Registration Statement on Form N-1A filed on July 28, 2017 and is incorporated herein by reference.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND

Not applicable.

ITEM 30. INDEMNIFICATION

Registrant’s Articles of Incorporation provide that the Corporation shall indemnify (i) its directors and officers, whether serving the Corporation or at its request any other entity, to the full extent required or permitted by the General Laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures and to the full extent permitted by law, and (ii) other employees and agents to such extent as shall be authorized by the Board of Directors or the By-Laws and as permitted by law. Nothing contained herein shall be construed to protect any director or officer of the Corporation against any liability to the Corporation or to any holders of securities of the Corporation to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such by-laws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the charter of the Corporation or repeal of any of its provisions shall limit or eliminate the right of indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

Pursuant to the Distribution Agreement between Registrant and UMB Distribution Services, LLC (“Provider”), Registrant shall indemnify, defend and hold Provider, and each of its present or former directors, members, officers, employees, representatives and any person who controls or previously controlled Provider within the meaning of Section 15 of the Securities Act (“Provider Indemnitees”), free and harmless from and against: (1) any and all losses, claims, demands, liabilities, damages, charges, payments, costs and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages, charges, payments, fines, penalties, costs or expenses and any counsel fees incurred in connection therewith) of any and every nature (“Losses”) which Provider and each of the Provider Indemnitees may incur under the Securities Act, the Securities Exchange Act of 1934 and the Investment Company Act of 1940 and any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise arising out of or based upon any untrue statement, or alleged untrue statement, of a material fact contained in the Registration Statement or any Prospectus, an annual or interim report to shareholders or sales literature, or any amendments or supplements thereto, or arising out of or based upon any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that Registrant’s obligation to indemnify Provider and any of the foregoing Provider

Indemnitees shall not be deemed to cover any Losses arising out of any untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information relating to Provider and furnished to Registrant or its counsel by Provider in writing for the purpose of, and used in, the preparation thereof; or (2) any and all Losses which Provider and each of the Provider Indemnitees may incur in connection with this Agreement, Provider’s performance hereunder, or Provider’s acting in accordance with instructions from Registrant or its representatives, except to the extent the Losses result from Provider’s breach of this Agreement or from Provider’s willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.

During the last two fiscal years, First Pacific Advisors, LP, the investment adviser to Registrant (“Adviser”), has not engaged in any other business of a substantial nature except as investment adviser to Source Capital, Inc. (“Source”), a registered closed-end investment company; as investment adviser to FPA Funds Trust (“Trust”) on behalf of its series FPA Crescent Fund (“Crescent”), FPA International Value Fund (“International”) and FPA Flexible Fixed Income Fund (“FFI”), FPA New Income, Inc. (“New Income”), FPA Paramount Fund, Inc. (“Paramount”), FPA U.S. Value Fund, Inc. (“U.S. Value”), and FPA Capital Fund, Inc. (“Capital”), each a registered open-end investment company; as sub-adviser to other registered open-end investment companies; and as investment adviser to institutional accounts and other pooled investment vehicles.  During the last two fiscal years, no director or officer of the Adviser has engaged for his own account or in the capacity of director, officer, employee, partner or trustee, in any other business, profession, vocation or employment of a substantial nature except as set forth below.

Name	Position with Adviser	Other Affiliations (1)
J. Richard Atwood	Partner, Director and President of FPA GP, Inc., the General Partner of the Adviser	President and Director/Trustee of Registrant, Source, New Income, Paramount, Trust and U.S. Value
Steven T. Romick	Partner, Director and President of FPA GP, Inc., the General Partner of the Adviser	Trustee of the Trust and Officer of Crescent and Source
Thomas H. Atteberry	Partner	Officer of New Income, FFI and Source
Brian A. Selmo	Partner	Officer of Crescent and Source
Mark Landecker	Partner	Officer of Crescent and Source
Karen E. Richards	Chief Compliance Officer	Chief Compliance Officer of Registrant, Source, Trust, New Income, Paramount and U.S. Value
Arik A. Ahitov	Partner	None
Nico Y. Mizrahi	Partner	None
Jeffrey M. Hancock	Partner	None
Abhijeet Patwardhan	Partner	Officer of New Income, FFI and Source
Ryan A. Leggio	Partner	None

(1)                                 The address of each company named is 11601 Wilshire Boulevard, Suite 1200, Los Angeles, California 90025.

ITEM 32. PRINCIPAL UNDERWRITERS.

(a)                                 UMB Distribution Services, LLC, the principal underwriter for Registrant, acts as a principal underwriter for the Registrant, Aspiriant Trust, FPA Funds Trust, FPA New Income, Inc., FPA Paramount Fund, Inc., FPA U.S. Value Fund, Inc., Green Century Funds, The Marsico Investment Fund, Vericimetry Funds, Wildermuth Endowment Strategy Fund, Corbin Multi-Strategy Fund, LLC and Agility Multi-Asset Income Fund .

(b)                                 The following information is furnished with respect to each director and officer of UMB Distribution Services, LLC.

Name and Principal Business Address(1)	Positions and Offices with Principal Underwriter	Positions and Offices with Registrant
Maureen Quill	President	None
Christopher Mantoan	Treasurer	None
Constance Shannon	Secretary	None
Karen L. Fay Luedtke(2)	Chief Compliance Officer	None

(1)                                 235 West Galena Street, Milwaukee, Wisconsin, 53212

(2)                                 1670 Broadway, 9th Floor, Denver, CO 80202

(c)                                  Not applicable.

ITEM 33. LOCATION OF BOOKS AND RECORDS.

The account books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder will be maintained at the offices of:

(a)                                 First Pacific Advisors, LP, 11601 Wilshire Blvd., Suite 1200, Los Angeles, California 90025 (records as investment adviser and prior administrator);

(b)                                 State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111 (records as administrator and custodian);

(c)                                  UMB Fund Services, Inc., 235 W. Galena Street, Milwaukee, WI 53212 (records as transfer agent and shareholder service agent); and

(d)                                 UMB Distribution Services, LLC, 235 W. Galena Street, Milwaukee, WI 53212 (records relating to its function as distributor).

ITEM 34. MANAGEMENT SERVICES.

There is no management-related service contract under which services are provided to Registrant which is not discussed in Parts A or B hereof.

ITEM 35. UNDERTAKINGS.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Los Angeles, State of California, on the 21st day of February, 2020.

FPA CAPITAL FUND, INC.

By:	/s/ J. Richard Atwood
J. Richard Atwood
President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

	Signatures	Title	Date

	/s/ J. Richard Atwood	Director and President	February 21, 2020
	J. Richard Atwood	(Principal Executive Officer)

	/s/ E. Lake Setzler III	Treasurer	February 21, 2020
	E. Lake Setzler III	(Principal Financial Officer)

	/s/ Sandra Brown*	Director	February 21, 2020
Sandra Brown

	/s/ Mark L. Lipson*	Director	February 21, 2020
Mark L. Lipson

	/s/ Alfred E. Osborne, Jr.*	Director	February 21, 2020
Alfred E. Osborne, Jr.

	/s/ A. Robert Pisano*	Director	February 21, 2020
A. Robert Pisano

	/s/ Patrick B. Purcell*	Director	February 21, 2020
Patrick B. Purcell

* By:	/s/ J. Richard Atwood
J. Richard Atwood
as Attorney-in-Fact

*Powers of Attorney were filed as Exhibit (q) to Post-Effective Amendment No. 72 of Registrant’s Registration Statement on Form N-1A filed on July 28, 2017 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Document

(j)(1)	Consent of Independent Registered Public Accounting Firm
(p)	Code of Ethics of First Pacific Advisors, LP and Registrant